Exhibit 99.2

GSRC
广深铁路

INTERIM REPORT
2011年中期報告

(Stock Code: 00525)

2	Chapter 1	Important Notice

5	Chapter 2	Basic Information on the Company

7	Chapter 3	Change in Share Capital and Shareholding of Major Shareholders

11	Chapter 4	Directors, Supervisors and Senior Management

12	Chapter 5	Report of Directors

21	Chapter 6	Matters of Importance

27	Chapter 7	Financial Report (unaudited)

51	Chapter 8	Document Available for Inspection

1        GUANGSHEN RAILWAY COMPANY LIMITED

The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this interim report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

All Directors of the Company attended the meeting of the Board of Directors of the Company.

The interim financial report under IFRS for 2011 has been discussed and passed by the Board and the Audit Committee of the Company.

The interim financial report under IFRS for 2011 of the Company has not been audited by our auditor.

There is no appropriation of the Company’s fund by its major shareholders.

There is no guarantee violating the decision making procedure.

Mr. Xu Xiaoming, Chairman of the Board of Directors of the Company, Mr. Shen Yi, General Manager and director of the Company, Mr. Tang Xiangdong, Chief Accountant, Mr. Lin Wensheng, head of Finance Department hereby declare that the authenticity, accuracy and completeness of the financial statements contained in the interim report are warranted.

INTERIM REPORT 2011      2

I.	GENERAL INFORMATION

1.	Company Information

Registered name of the Company:	廣深鐵路股份有限公司
English name of the Company:	Guangshen Railway Company Limited
Legal representative:	Xu Xiaoming

2.	Contact and Address

	Company Secretary:	Representative of Security Affair:
Name:	Guo Xiangdong	Zheng Bei
Address:	No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China
Tel:	(86) 755-25587920 or	(86) 755-61382173
(86) 755-25588146
Fax:	(86-755) 25591480
Email:	ir@gsrc.com

3.	Basic Information

Registered address of the Company:	No. 1052, Heping Road Shenzhen, Guangdong Province The People’s Republic of China
Postcode:	518010
Company website:	www.gsrc.com
Company email:	ir@gsrc.com

4.	Places for Information Disclosure and Reserve

Newspapers for information disclosure of the Company:	China Securities Journal, Securities Times, Shanghai Securities News, Securities Daily
Websites posting interim report:	http://www.sse.com.cn http://www.hkex.com.hk http://www.gsrc.com
Interim reports of the Company available at:	Guangshen Railway Company Limited
No. 1052, Heping Road
Shenzhen, Guangdong Province
The People’s Republic of China

3        GUANGSHEN RAILWAY COMPANY LIMITED

5.	Share Information

Share	Stock Exchange	Ticker Symbol	Share Code
A Share	Shanghai Stock Exchange	廣深鐵路	601333
H Shares	The Stock Exchange of Hong Kong Limited	廣深鐵路	00525
ADS	The New York Stock Exchange, Inc.	—	GSH

6.	Other relevant information:

First registered date of the Company:	March 6th, 1996
First registered address of the Company:	Heping Road, Shenzhen, Guangdong Province
Register number of business license of enterprise legal person:	440301103661840
Tax register number of the Company:	440300192411663
Company code:	19241166-3

PRC auditors:	PricewaterhouseCoopers Zhong Tian CPAs Limited Co.
11/F PricewaterhouseCoopers Center
202 Hu Bin Road
Shanghai 200021
The People’s Republic of China

International auditors:	PricewaterhouseCoopers
22nd Floor, Prince’s Building
Central
Hong Kong

Legal adviser as to PRC law:	Haiwen & Partners
21st Floor, Beijing Silver Tower No.
2 Dong San Huan North Road
Chao Yang District
Beijing
The People’s Republic of China

Legal adviser as to Hong Kong law:	Cleary Gottlieb Steen & Hamilton LLP 39th Floor, Bank of China Tower
1 Garden Road
Hong Kong

INTERIM REPORT 2011      4

Legal adviser as to United States law:	Shearman & Sterling LLP 12th Floor
Gloucester Tower
the Landmark
15 Queen’s Road
Central
Hong Kong

PRC share registrar:	China Securities Depository and Clearing Corporation Limited Shanghai Branch
36/F, China Insurance Building
No. 166, Lujiazui Road
New district
Pudong
Shanghai
The People’s Republic of China

Hong Kong share registrar:	Hong Kong Registrars Limited
Rooms 1712-16
17th Floor
Hopewell Centre
183 Queen’s Road East
Wan Chai
Hong Kong

Depositary:	JPMorgan Chase Bank, N.A.
13th Floor, 4 New York Plaza
New York
USA

Principal banker:	China Construction Bank Shenzhen Branch Jiabin Rd Sub-branch
1st to 4th Floors
Jinwei Building
Jiabin Road
Shenzhen
The People’s Republic of China

5        GUANGSHEN RAILWAY COMPANY LIMITED

II.	MAIN ACCOUNTING DATA AND FINANCIAL INDICATORS

	As at 30 June 2011	As at 31 December 2010	Increase/ Decrease
	(RMB’000)	(RMB’000)	(%)

Total assets	31,083,952	30,604,502	1.57
Net assets (Excluded Non-controlling interest)	24,445,751	24,168,017	1.15
Net assets per share attributable to shareholders (RMB)	3.45	3.41	1.15

	Reporting period (From January 1 to June 30 2011)	The same period of 2010	Increase/ Decrease compared to the same period of 2010
			(%)

Total revenues	6,934,121	6,309,545	9.90
Total operating expenses	5,642,996	5,422,834	4.06
Profit from operations	1,297,704	909,304	42.71
Profit before tax	1,203,630	819,286	46.91
Profit attributable to shareholders	915,252	621,784	47.20
Earnings per share (RMB) — Basic and diluted	0.13	0.09	47.20
Earnings per ADS (RMB)	6.46	4.39	47.20
Net cash generated from operating activities	1,864,001	1,679,372	10.99
Net cash generated from operating activities per share (RMB)	0.26	0.24	10.99

INTERIM REPORT 2011      6

I.	CHANGE IN SHARE CAPITAL

During the period covered by this report, there is no change in the total number of shares, its structure and the number of shares with restrictions on sales of the Company.

II.	INFORMATION ON SHAREHOLDERS

1.	As of the end of this reporting period, according to the stock ledgers provided by China Securities Depository & Clearing Corp. Ltd. Shanghai Branch and Hong Kong Registrars Limited , the total number of shareholders, the top ten shareholders and the top ten shareholders holding shares without restrictions on sales of the Company were as follows:

Unit: Share

Total shareholders	Total number of 394,847 share holders on record, including 394,293 shareholders of A Shares and 554 shareholders of H Shares and ADSs

Top ten shareholders

Nature of shareholder	Total Number of shares held	Ownership percentage (%)	Number of shares with restrictions on sales held	Number of shares in pledge or frozen	Name of shareholder

Guangzhou Railway (Group) Company	2,629,451,300	37.12	—	none	State-owned
HKSCC NOMINEES LIMITED (Note)	1,379,814,831	19.48	—	unknown	Foreign-funded
National Social Security Fund Council	274,798,700	3.88	274,798,700	unknown	Other
CCB.-Changsheng Separation of Trading Stock Investment Fund	63,876,786	0.90	—	unknown	Other
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	0.72	—	unknown	State-owned
BOCOM-Haifutong Stock Investment Fund	50,000,365	0.71	—	unknown	Other
CCB-Huaxia Dividend Open Stock Investment Fund	49,999,952	0.71	—	unknown	Other
PICC P&C-Tradition-Ordinary Insurance Product-008C-CT001 Shanghai	34,337,335	0.48	—	unknown	Other
ICBC-Hua’an Growth Stock Investment Fund	20,147,847	0.28	—	unknown	Other
CCB-Haifutong Stock Investment Fund	20,001,126	0.28	—	unknown	Other

7        GUANGSHEN RAILWAY COMPANY LIMITED

Top ten shareholders holding shares without restrictions on sales

Name of shareholder	Number of shares without restrictions on sales	Class of shares

Guangzhou Railway (Group) Company	2,629,451,300	A Shares
HKSCC NOMINEES LIMITED (Note)	1,379,814,831	H Shares
CCB — Changsheng Tongqing Separation of Trading Stock Investment Fund	63,876,786	A Shares
Taiyuan Iron & Steel (Group) Company Ltd.	50,776,147	A Shares
BOCOM — Haifutong Stock Investment Fund	50,000,365	A Shares
CCB — Huaxia Dividend Open Stock Investment Fund	49,999,952	A Shares
PICC P&C — Tradition — Ordinary Insurance Product-008C — CT001 Shanghai	34,337,335	A Shares
ICBC — Hua’an Growth Stock Investment Fund	20,147,847	A Shares
CCB — Haifutong Stock Investment Fund	20,001,126	A Shares
BOC — Jiashi Hushen 300 Index Investment	14,888,171	A Shares
Statement regarding connectedness or unanimity of the above shareholders	The Company is not aware of whether the above shareholders are connected or unanimous as defined in Administration of Disclosure of Information on the Change of Shareholdings in Listed Companies Procedures.

Note:	1,379,814,831 H Shares, which accounts for 96.40% of the total number of H shares issued by the company, are held by HKSCC NOMINEES LIMITED on behalf of its various customers.

INTERIM REPORT 2011      8

2.	The number of shares with restrictions on sales held by top ten shareholders and restrictions on sales

			Unit: share

Name of shareholder holding shares with restrictions on sales	Number of shares with restrictions on sales held	Time for listing trading	Number of additional tradable shares	Restrictions on sales

National Social Security Fund Council	274,798,700	24 December 2012	274,798,700	Lock-up period extended by another three years following the expiry of the original statutory or volunteer lock-up period as promised by GSGC

3.	So far as the Directors , Super visors and other senior management are aware, as at 30 June 2010, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

Name of shareholder	Class of shares	Number of shares held (Note 1)		Capacity	Percentage of Class of shares (%)		Percentage of total share capita (%)

Guangzhou Railway (Group) Company	A shares	2,629,451,300	(L)	Beneficial owner	46.52	(L)	37.12	(L)

FIL Limited	H shares	128,390,000	(L)	Investment manager	8.97	(L)	1.81	(L)

Credit Suisse Group AG	H shares	99,727,189	(L)	Interest of corporation controlled by the substantial shareholder	6.97	(L)	1.41	(L)
		97,615,189	(S)		6.82	(S)	1.38	(S)

Blackrock, Inc.	H shares	84,245,708	(L)	Interest of corporation controlled by the substantial shareholder	5.89	(L)	1.19	(L)
		3,227,518	(S)		0.23	(S)	0.05	(S)

The Bank of New York Mellon Corporation	H shares	79,141,421	(L)	Interest of corporation controlled by the substantial shareholder	5.53	(L)	1.12	(L)
		54,193,071	(S)		3.79	(P)	0.77	(P)

9        GUANGSHEN RAILWAY COMPANY LIMITED

Name of shareholder	Class of shares	Number of shares held (Note 1)		Capacity	Percentage of Class of shares (%)		Percentage of total share capita (%)

Hillhouse Capital Management, Ltd.	H shares	73,802,000	(L)	Investment manager	5.16	(L)	1.04	(L)

Deutsche Bank Aktiengesellschaft	H shares	72,751,609	(L)	Beneficial owner/Investment manager/Persons having a security interest in shares	5.08	(L)	1.03	(L)
		5,227,515	(S)		0.36	(S)	0.07	(S)

Gaoling Fund, L.P.	H shares	72,070,000	(L)	Beneficial owner	5.04	(L)	1.02	(L)

Note: (1) The letter “L” denotes a long position; “S” denotes a short position; and “P” denotes lending pool.

4.	Change in controlling shareholder and actual controller

Guangzhou Railway (Group) Company (“GRGC”) is the largest shareholder of the Company; the Ministry of Railways (the “MOR”) is the actual controller. During the period of this report, there is no change in the largest shareholder and the actual controller.

5.	Public float

As of the end of the reporting period, the Company is therefore in compliance with the Stock Listing Rules promulgated by Shanghai Stock Exchange and the Exchange Listing Rules promulgated by Hong Kong Exchange as regard to sufficiency of public float.

III.	PRE-EMPTIVE RIGHT

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

IV.	PURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY

As of 30 June 2011, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

INTERIM REPORT 2011      10

I.	CHANGE IN NUMBER OF SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the period of this report, none of the Directors, Supervisors and Senior Management held, purchased or sold any share of the Company. None of them held the stock option and the number of shares with restrictions on sales of the Company.

As of 30 June 2011, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”) in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Exchange Listing Rules”). The Company has not granted to any of the Company’s Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

The Company has adopted a code of conduct for transactions of securities by the directors, which is not less strict than the Model Code. The Company has made special inquiry to all directors. All of them have confirmed that they complied with the Model Code during the six months ended 30 June 2011.

II.	CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	On 10 March 2011, Mr. Liu Xilin ceased to be a supervisor of the Company elected by staff since 2 June 2011 and Mr. Chen Jianping and Mr. Xu Huiliang were elected by staff as the sixth session of supervisors of the Company in the third meeting of the third session of the trade union plenary committees meeting of the Company.

2.	On 2 June 2011, the Company held the Annual General Meeting of 2010, at which resolutions were passed to replace the directors and supervisors of the Company, and Mr. Xu Xiaoming, Mr. Guo Zhuxue, Mr. Shen Yi, Mr. Li Liang, Mr. Yu Zhiming and Mr. Luo Qing were non-independent directors of the sixth session of the Board, and Mr. Lu Minlin, Mr. Liu Xueheng and Ms. Liu Feiming were independent of the sixth session of the Board, and Mr. Xu Ling, Mr. Chen Shaohong, Mr. Li Zhiming and Mr. Shen Jiancong were appointed as supervisors of the Company; On the same day, the Company held the first meeting of the sixth session of the Board and the first meeting of the sixth session of the Supervisory Committee, at which resolutions were passed to appointed Mr. Xu Xiaoming as Chairman of the Board and Mr. Xu Ling as Chairman of the Supervisory Committee.

11        GUANGSHEN RAILWAY COMPANY LIMITED

I.	DISCUSSION AND ANALYSIS OF OVERALL OPERATION IN REPORTED PERIOD

1.	Business overview

In the first half of 2011, under the current complicated and changeable international situation and the new situation and problems in development of domestic economy, the Chinese government persevering in Implementing pro-active fiscal policy and moderately tight monetary policy, steadily strengthen and improve macro-control, keeping the economy a witnessed sound development; Meanwhile, the construction of high-speed railway improving Chinese railway’s capacities both in passenger and freight transportation, strengthening industrial competition ability, bringing railway transportation industry into a new era. The Company faced the advantageous operating surrounding, the management and the entire staff made joint aggressive efforts. They increased traffic and revenues through continuously strengthening marketing efforts and enhanced transportation capacity and efficiency through consolidating and optimizing transportation resources while stringently controlling related costs and expenses. These efforts aimed to minimize the impact of the above-mentioned unfavorable factors. The Company achieved safety and stability in its transportation operation with steady increase in transportation revenues and profitability.

In the first half of 2011, the operating revenues of the Company were RMB6,934 million, representing an increase of 9.90% from RMB6,310 million in the same period last year, among which revenues from passenger transportation, freight transportation, railway network usage and services and others, other businesses were RMB3,908 million, RMB643 million, RMB1,932 million and RMB451 million, respectively, accounting for 56.35%, 9.27%, 27.87% and 6.51% of the total revenues, respectively; profit from operation was RMB1,298 million, representing an increase of 42.71% from RMB909 million in the same period last year, profit attributable to equity holders was RMB915 million, representing an increase of 47.20% from RMB622 million in the same period last year.

2.	Analysis of businesses and revenues

(1)	Passenger transportation

Passenger transportation, which is the most important business segment of the Company, includes Guangzhou-Shenzhen inter-city trains, long-distance trains as well as Canton- Kowloon Through Trains in cooperation with MTR Corporation in Hong Kong. As at 30 June 2011 the Company operated 231 pairs of passenger trains in accordance with its daily train schedule, among which there were 110 pairs of Guangzhou-Shenzhen inter-city trains (includes 19 pairs of spare trains); 13 pairs of Through Trains (Canton-Kowloon Through Train 11 pairs, Zhaoqing-Kowloon Through Train 1 pairs and Beijing (Shanghai)-Kowloon Through Train 1 pairs) and 108 pairs of long-distance trains. The table below sets forth the revenues from passenger transportation and passenger delivery volumes for the six months ended 30 June 2011 in comparison with those of the same period in 2010:

INTERIM REPORT 2011      12

	January- June 2011	January- June 2010	Increase (%)

Passenger Transportation Revenues (RMB’000)*	3,907,596.8	3,524,139.0	10.88
— Guangzhou-Shenzhen inter-city trains	1,291,796.5	1,116,076.4	15.74
— Through Trains	218,661.1	194,828.1	12.23
— Long-distance trains*	2,397,139.2	2,213,234.5	8.31
Passenger delivery volume (’000 persons)	45,437.6	42,822.2	6.11
— Guangzhou-Shenzhen inter-city trains	19,419.1	18,110.1	7.23
— Through Trains	1,755.8	1,490.2	17.82
— Long-distance trains	24,262.7	23,221.9	4.48
Revenue per passenger delivered (RMB)	N/A	N/A	N/A
— Guangzhou-Shenzhen inter-city trains	66.52	61.63	7.93
— Through Trains	124.54	130.74	(4.74)
— Long-distance trains	N/A	N/A	N/A
Total passenger-kilometers (million passenger-kilometers)	15,227.0	14,712.0	3.50
Revenue per passenger-kilometer (RMB)*	0.26	0.24	8.33

•	Guangzhou-Shenzhen inter-city trains

The main reasons for the increases in passenger delivery volume and revenue of Guangzhou-Shenzhen inter-city trains were: (1) thanks to the recover of Chinese macroeconomic especially the Pearl River Delta’s regional economy, the exchange the volume of business and travel passenger increased; (2) highway traffic was conditioned by factors such as the price increase in fuel, toll and parking and traffic jam led part of the passenger transfer to railway; (3) due to the reason to attract more long-distance passengers, the Company increased the stops of Guangzhou- shenzhen inter-city trains at Guangzhou Railway Station; (4) since June, 2010, the cost of one way ticket of Guangzhou-shenzhen inter-city trains was raised by RMB5.

13        GUANGSHEN RAILWAY COMPANY LIMITED

•	Hong Kong Through Trains

The increase in revenue from Hong Kong Through Trains was mainly due to Chinese economy maintain steady and rapid growth, pricing keep on increasing and the appreciation of RMB in the first half of 2011, meanwhile, the international economic and political situation comparatively critical, against this background, Hong Kong and Macau were selected of domestic residents as the ultimate destination for shopping and travelling, which led the passenger volume increased.

•	Long-distance trains

The increase in passenger delivery volume and revenues of long-distance trains was mainly due to: (1) since 1 April 2011, the Company adjusted the schedule of the trains in the territory, optimized the schedule and sections of the number of 3 pairs of long-distance trains, meanwhile, increasing the number of 5 pairs of long-distance trains (2 pairs Guangzhou-Pingshi, 1 pairs Guangzhou East-Shantou, 1 pairs Guangzhou East-Meizhou and 1 pairs Shenzhen-Shaoguan East respectively), which led to the transportation capacity increased; (2) the Company increased the number of two pairs of long-distance trains from Guangzhou to Tongren (since 1 January 2011, extended to Dazhou) Guangzhou to Xinyang since 21 March and 17 April 2010, these 2 pairs of trains were still operating during the period of this report; (3) after the held of Shanghai Expo, the Company departed the Shenzhen to Shanghai special train, which were set as scheduled train.

*	According to the increase in the revenues from entrustment transportation service charged by the Company, since 2011, the fees charged by the Company from entrustment transportation service, locomotive and passenger car leasing and other transportation services were set in “railway network usage and services and others separately “instead of “passenger transportation-long-distance trains”, and the related data of 2010 was adjusted.

INTERIM REPORT 2011      14

(2)	Freight transportation

Freight transportation is one important business of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The table below sets forth the revenues from freight transportation and freight tonnage for the six months ended 30 June 2011 in comparison with those of the same period in 2010:

	January- June 2011	January- June 2010	Increase (%)

Freight Transportation Revenues (RMB’000)	642,804.6	614,647.9	4.58
— Outbound freight	197,277.7	169,301.0	16.52
— Inbound freight, including arrival and pass-through freight	418,695.4	422,270.9	(0.85)
— Other revenues from freight transportation	26,831.5	23,076.0	16.27
Tonnage of freight (’000 tonnes)	32,327.0	32,340.0	(0.04)
— Outbound freight	10,867.5	10,324.7	5.26
— Inbound freight, including arrival and pass-through freight	21,459.5	22,015.3	(2.52)
Revenue per tonne (RMB)	19.88	19.01	4.58
— Outbound freight	18.15	16.40	10.67
— Inbound freight, including arrival and pass-through freight	19.51	19.18	1.72
Total tonne-kilometers (million tonne-kilometers)	7,158.0	7,083.0	1.06
Revenue per tonne-kilometer (RMB)	0.09	0.09	—

•

The main reasons for the increases in freight outbound volume and revenue were mainly due to: (1) With the smoothly and faster development of Chinese economy, bringing a growing domestic demand for electricity and fuel, which led to the increase in the outbound volume of imported coal, coke and petroleum products, etc; (2) from 1 April 2011, the national basic freight transportation price raised by RMB0.2 cent per tonne kilometer.

•

The main reasons for the decreases in freight inbound volume and revenue were mainly due to: (1) the developed area such as North America and Euro leading by United States and Germany shared the regional slowly economic recovery, meanwhile, Asian developed country Japan appeared economic shrinking because of the earthquake disaster, which led to the reduce of China’s export; (2) the stronger measures on property market in first-tier cities such as Guangzhou and Shenzhen, caused the number of the properties construction in process reduced, thus the demand of railway transportation from building material such as steel, cement, etc; (3) under the influence of our country and Guangdong provincial government’s “Eliminate out-of date productivity, push energy saving project” policy, a part of the productivity and technologically backward plants were successively shut-down, closed-down, merged and transferred by Guangdong provincial government, which led to the transportation volume of raw material such as ore, plaster, etc reduced.

15        GUANGSHEN RAILWAY COMPANY LIMITED

(3)	Railway network usage and services and others

Railway network usage and services mainly include locomotive traction, track usage, electric catenary, vehicle coupling and other services, the other transportation services include entrustment transportation service, locomotive and passenger car leasing and other transportation services. The table below sets forth the revenues from railway network usage and services for the six months ended 30 June 2011 in comparison with those of the same period in 2010:

	January- June 2011	January- June 2010	Increase (%)

Railway network usage and services and others (RMB’000)	1,932,422.8	1,765,200.8	9.47
(1) Railway network usage	1,530,717.3	1,554,330.8	(1.52)
— Locomotive traction	595,013.4	631,163.1	(5.73)
— Track usage	511,033.0	517,421.8	(1.23)
— Electric catenary	180,525.3	170,001.4	6.19
— Vehicle coupling	143,180.9	138,526.4	3.36
— Other services	100,964.7	97,218.1	3.85
(2) Entrustment transportation services	296,980.0	80,000.0	271.23
(3) Other transportation services	104,725.5	130,870.0	(19.98)

•

The decrease in revenues from railway network usage and services was mainly due to the decrease in the number of temporary long-distance trains in operation during 2011 Spring Festival period in comparison with those of the same period in 2010, the relevant revenues accordingly reduced;

•

Thanks to the frequency increased of the Wuhan to Guangzhou high-speed railway and the launching and operating of the Guangzhou to Zhuhai high-speed railway on 7 January 2011, which led to the increase in entrustment transportation services charged by the Company;

•

The decrease in revenues from other transportation services was mainly due to the Company took back part of the coaches which used to leased to other railway bureaus (companies) at the end of November, 2010, which led to the decrease in leasing revenues.

INTERIM REPORT 2011      16

(4)	Other businesses

Other businesses of the Company mainly include sale of maintenance of trains, materials and supplies, on-board catering services, labor services and other businesses related to railway transportation. In the first half of 2011, the revenues of the other businesses were RMB451 million, representing an increase of 11.28% from RMB406 million in the same period last year. The increase in revenues from other businesses was mainly due to: (1) thanks to the adjustment of the train schedule chart, the fuel charge of locomotives of other railway bureaus (companies) increased, which led to the increase in materials and supplies charged by the Company; (2) the increase of the passenger volume led to the increase in the station and on-board catering services charged by the Company.

3.	Main items and analysis of operating costs and expenses

Unit: RMB’000

	January- June 2011	January- June 2010	Increase (%)	Reasons for the change

Operating costs	5,642,996	5,422,834	4.06	—

Costs of railway businesses	5,212,699	5,058,648	3.05

Increases: (1) The increase in railway network usage and service fees due to introduction of Guangzhou-Tongren, Guangzhou-Xinyang and Shenzhen-Shanghai South long distance trains in March, April and May 2010; (2) In the first half of 2011, the Company leased 45 sets HXD3 locomotives, which led to an increase in leasing expense of locomotive; (3) In the first half of 2011, employees salary and benefits were improved; (4) The business tax increased as operation income increased.

				Decrease: The Company completed substantial part of maintenance of the CRH phrase 3 in 2010, leading to a decrease in maintenance expenses.

Costs of other businesses	430,297	364,186	18.15	(1) Upward readjustment of basic salaries for employees of other business in the first half of 2011;
				(2) As the development of the other business and the price rise, the expenses and the water and electricity fees accordingly increase;
				(3) The business tax increased as operation income increased.

Finance cost	95,288	91,229	4.45	—

Income tax expenses	289,147	198,362	45.77	(1) Revenue increased;
				(2) Increase in effective income tax rate from 22% to 24% in 2011.

17        GUANGSHEN RAILWAY COMPANY LIMITED

4.	Prospects of the second half of 2011

Looking into the second half of 2011, many uncertain factors accompany with the process of the global economy recovering and the PRC economy developing. China’s economy faces complex and changeable internal and external environment. However, with the strong support of the Chinese government’s active finance policies and stable currency policies, as well as the PRC enterprises make a joint effort to change the mode of economy growth and strengthen independent innovation ability, the PRC economy will continue keeping a smooth and fast growth trend. The railway transportation business will realize continuous improving in its passenger and freight transport capacity and its industry competitive by the promoting of the high-speed railway. At the same time, the 26th Summer Universiade held in August at Shenzhen will bring the Company’s passenger transport business an opportunity of growth. With these market opportunities, the Company, abiding by the operating principle of “serving customers, human- first and corporate governance by law”, will standardize operation and management, enhance efficiency and capacity of transportation, improve corporate governance, as well as strengthen the level and efficiency of management to accelerate the harmonious development of the Company. In the second half of this year, the Company will pay special attention to the following work:

(1)	Constantly strengthen safety foundation construction, enhance safety mechanism and increase investment in safety features to ensure the Company’s transportation safety for a long term.

(2)	On the aspect of passenger transportation: firstly, according to the situation that the “Guangzhou-Shenzhen-Hong Kong Express Rail Link” commences operation, the Company tries to maintain the passengers of Guangshen line by making passenger transport market research as well as making marketing project and specific project for implementation in advance. Secondly, the Company shall speed up promoting the addition of Pinghu inter- city passenger transportation railway station in Guangshen line and the reconstruction of station and buildings at Pinghu, actively make the planning and designing for the addition of Xintang inter-city passenger transportation railway station in Guangshen line, as well as try to exploit new growth points in passenger transport business. Thirdly, the Company shall improve the research and analysis on passenger flow of the long-distance trains, take measures to increase the capacity rates of the operated long-distance trains and try to operate additional long-distance passenger trains with efficiency.

(3)	On the aspect of freight transportation: combining with the developing trend of social integrated Logistics System, the Company does reform of the operation mode of traditional freight transportation, introduces new marketing system and promotes the logistics, marketization and materialization of railway freight transport, which help the railway freight transport integrate into the market.

INTERIM REPORT 2011      18

II.	INVESTMENT OF THE COMPANY

1.	Use of raised funds

In the period of this report, the Company did not raise any funds and no funds raised previously were used in this period.

2.	Use of non-raised proceeds

In the period of this report, there is no investing project founded by non-raised proceeds.

III.	EMPLOYEES

As at 30 June 2011, the Company had in total 31,985 employees, representing a decrease of 194 compared to 32,179 at the end of 2010.

1.	The professional composition of the employees:

Category of profession	Number

Administrative personnel	2,535
Technical personnel	1,131
Ordinary operation personnel	28,319

Total	31,985

2.	Education level of employees

Category of education level	Number

Postgraduate or above	57
Undergraduate	1,770
College for professional training	4,169
Others (Secondary vocational school, high school and vocational technical school, etc)	25,989

Total	31,985

3.	Salary and benefits

The Company’s salary policy is closely linked with economic efficiency, labor efficiency and individual performance. The total amount of employees’ salaries is closely related to the operating results of the Company and the distribution of employees’ salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

19        GUANGSHEN RAILWAY COMPANY LIMITED

4.	Insurances and benefits plan of retirement

Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

	As a Percentage of the Aggregate Salaries of the Employees
Employees’ benefits	Employees residing along the Guangzhou- Pingshi line or in Guangzhou area or along the Guangzhou-Shenzhen line	Employees residing in Shenzhen

Housing fund	9%	13%
Retirement pension	18%
Supplemental retirement pension

Four times to the amount paid by the employee individual.

(The amount paid by the employee individual is determined by length of service,

which is classified every five years and shall be adjusted timely according to the increase of employee’s salary.)

Basic medical insurance	7%	6%
Supplemental medical insurance	1%	0.5%
Maternity medical insurance	0.4%	0.5%
Work-related injury insurance	0.5%	0.5%
Unemployment insurance	0.2%	0.2%

5.	Training

The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. In the first half of 2011, the Company completed 50% of its training plans for 2011. The expenses for these training programs were approximately RMB6.65 million.

INTERIM REPORT 2011      20

I.	CORPORATE GOVERNANCE

During the period of this report, the Company complied earnestly with the Company Law, Securities Law and Governance Standards of Listed Companies of the P.R.C., laws and regulations promulgated by the China Securities Regulatory Commission (the “CSRC”), Stock Listing Rules and Securities Listing Rules promulgated by the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited, respectively. Considering the reality of the Company, we continue to improve the framework of corporate legal person governance, promote information disclosure and standardize operation of the Company. Currently, there are no obvious discrepancies between the corporate governance structure of the Company and that stipulated in the regulatory documents on governance of listed companies promulgated by the CSRC.

The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its Directors, the Company has complied with the applicable code provisions set out in the Code on Corporate Governance Practice (“Corporate Governance Code”) contained in Appendix 14 of the Listing Rules promulgated by the Stock Exchange of Hong Kong Limited.

The Audit Committee of the Company consists of three independent non-executive Directors. The principal duties of the Audit Committee include reviewing and supervising the Company’s financial reporting procedures and internal control. The unaudited interim financial statements for the six months ended 30 June 2010 has been reviewed by the Audit Committee.

II.	PROFIT DISTRIBUTION

1.	Execution of the profit distribution plan in the period of this report

The profit distribution plan was considered and approved at the annual general meeting for 2010 held on 2 June 2011. Based on the share capital 7,083,537,000 shares as at the end of 2010, a final dividend of RMB0.90 per ten shares, including tax, was paid to the shareholders, totaling RMB637,518,330, on 30 June 2011.

2.	Profit distribution plan for the six months ended 30 June 2011

The Board of Directors has decided not to distribute any interim profit or transfer any reserve into share capital.

3.	Execution of cash dividend policy in the period of this report

Please refer to “Execution of the profit distribution plan in the period of this report”.

21        GUANGSHEN RAILWAY COMPANY LIMITED

III.	MATERIAL LITIGATION AND ARBITRATION

The Company was not involved in any material litigation or arbitration in the reported period.

IV.	BANKRUPTCY AND REORGANIZATION

No Bankruptcy and Reorganization occurred in the reported period.

V.	SHARES OF OTHER LISTED COMPANIES AND FINANCE COMPANIES HELD BY THE COMPANY

The Company did not hold any shares of other listed companies or finance companies in the reported period.

VI.	ASSET TRANSACTIONS

No asset acquisition, disposal, replacement or merger occurred in the reported period.

VII.	MATERIAL CONNECTED TRANSACTIONS

1.	Connected transactions related to daily operation

Name of related party	Relation	Type of connected transaction	Content of connected transaction	Pricing standards	Consideration of connected transaction	Percentage in the transactions of the same class
					(RMB’000)	(%)

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Provision of services	Revenues settled by MOR	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis	551,369	29.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	To provide train services	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle	217,268	5.00

INTERIM REPORT 2011      22

Name of related party	Relation	Type of connected transaction	Content of connected transaction	Pricing standards	Consideration of connected transaction	Percentage in the transactions of the same class
					(RMB’000)	(%)

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Receipt of services	Revenues from railway network usage and services settled by MOR	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis	731,197	54.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	To receive train services	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle	354,656	19.00

Guangshen Railway Enterprise Development Company and Yangcheng Railway Enterprise Development Company	Affiliates of our largest shareholder	Ditto	To receive Comprehensive services related to transportation	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties	53,250	12.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	To receive construction services	The service charges are determined based on negotiation between the contracting parties by reference to full cost principle with guidance provided by the MOR	21,962	8.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Ditto	To receive maintenance and repair services	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle	49,851	21.00

23        GUANGSHEN RAILWAY COMPANY LIMITED

Name of related party	Relation	Type of connected transaction	Content of connected transaction	Pricing standards	Consideration of connected transaction	Percentage in the transactions of the same class
					(RMB’000)	(%)

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Procurement of merchandise	Procurement of materials and supplies	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee	326,922	50.00

GRGC and its subsidiaries	Our largest shareholder and its affiliates	Sale of merchandise	Sale of materials and supplies	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle	2,634	3.00

GRGC	Our largest shareholder	Land lease	Lease the land use right of railways between Guangzhou and Pingshi	Determined in accordance with the Leasing Agreement entered into by the two parties.	26,800	100.00

Explanation regarding connected transactions:

The Company and GRGC entered into the Leasing Agreement on 15 November 2004. Pursuant to the agreement, the land for the GP Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million. In the first half of 2011, the Company paid a rent of RMB26.8 million to GRGC.

On 27 October 2010, the Company entered into the Comprehensive Services Framework Agreements with GRGC, regarding conditional continuing connected transactions, together with the annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2013. On 21 December 2010, the Company held the extraordinary general meeting of 2010 to approve the above Comprehensive Services Framework Agreements and executed the annual caps for 2011 to 2013.

INTERIM REPORT 2011      24

As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of Guangzhou Railway (Group) Company or its subsidiaries for the dispatching of part of its passengers or freight. Thus, the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are reached on the basis of fairness and reasonableness and are priced with reference to market price, industrial pricing standards or at cost plus a mark-up. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by relative regulatory rules, thus safeguarding the Company’s interests by the greatest extent.

2.	Material Connected transactions in relation to assets or equities

No connected transaction in relation to acquisition or sale of asset or equity transfer occurred in the reporting period.

3.	Non-regular related claim and debt

No non-regular related claim and debt occurred in the reporting period.

4.	Other material connected transactions

No other material connected transactions occurred in the reporting period.

VIII.	MATERIAL CONTRACTS AND IMPLEMENTATION

1.	Trust, contracted businesses and leasing affairs which contribute over 10% (including 10%) of the Company’s revenue during the period

The Company did not engage in any Trust, contracted business and leasing affair that contributes over 10% (including 10%) of the Company’s revenue during the reporting period.

2.	Guarantee

The Company did not have any guarantee outstanding in this period.

3.	Material trust investment affairs

The Company did not entrust any entities to make any investment in this period.

4.	Other material contracts

The Company did not enter into any other material contracts in this period.

25        GUANGSHEN RAILWAY COMPANY LIMITED

IX.	FULFILLMENT OF PUBLICLY ANNOUNCED COMMITMENTS

During the reporting period, GRGC, the largest shareholder of the Company, announced the following commitments:

1.	GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, GRGC or any of its subsidiaries will not compete with the Company within the service territory of the Company either.

2.	GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in a manner that is detrimental to the interests of the Company.

In the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.

X.	ENGAGEMENT AND DISENGAGEMENT OF ACCOUNTING FIRMS

The Company decided to re-engage PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. as the PRC auditors and re-engage PricewaterhouseCoopers as the international auditors of the Company at the AGM for 2010 held on 2 June 2011. On the same day, resolutions that remuneration of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd was RMB2,100,000 and remuneration of PricewaterhouseCoopers was RMB5,700,000 for their services of 2011 were approved at the first meeting of the sixth session of the Board.

XI.	PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLER OR ACQUIRER AND THE RECTIFICATION

In the reporting period, none of the Company, its directors, supervisors, senior management, shareholders, actual controller or acquirer was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges the Company is listed.

XII.	EXPLANATION OF OTHER MATERIAL EVENTS

No other material events occurred in the reporting period.

INTERIM REPORT 2011      26

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As of 30 June 2011

		As of 30 June 2011	As of 31 December 2010
	Note	RMB’000	RMB’000
		(Unaudited)	(Audited)

ASSETS
Non-current assets
Fixed assets	7	23,793,855	24,466,130
Construction-in-progress	7	976,887	752,862
Prepayment for fixed assets and construction-in-progress		28,047	21,650
Leasehold land payments		552,397	560,391
Goodwill		281,255	281,255
Investments in associates		121,875	120,661
Deferred income tax assets		107,678	112,621
Deferred employee costs		3,911	5,964
Available-for-sale investments		53,826	53,826
Long-term receivable		34,347	35,122

		25,954,078	26,410,482

Current assets
Materials and supplies, at cost		260,203	255,079
Trade receivables	8	346,624	592,819
Prepayments and other receivables, net		151,801	78,564
Short-term deposits		1,438,500	608,500
Cash and cash equivalents		2,932,746	2,659,058

		5,129,874	4,194,020

Total assets		31,083,952	30,604,502

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	9	7,083,537	7,083,537
Share premium		11,564,581	11,564,581
Other reserves		2,087,957	2,087,957
Retained earnings		3,709,676	3,431,942

		24,445,751	24,168,017
Non-controlling interest		53,790	54,559

Total equity		24,499,541	24,222,576

27        GUANGSHEN RAILWAY COMPANY LIMITED

		As of 30 June 2011	As of 31 December 2010
	Note	RMB’000	RMB’000
		(Unaudited)	(Audited)

LIABILITIES
Non-current liabilities
Deferred income related to government grants		97,008	95,093
Bonds payable	10	3,475,281	3,471,994
Employee benefits obligations	11	167,578	197,386

		3,739,867	3,764,473

Current liabilities
Trade payables	12	1,057,255	1,174,644
Payables for fixed assets and construction-in-progress		410,165	477,806
Dividends payable		237,445	54
Income tax payable		212,220	181,465
Accruals and other payables		927,459	783,484

		2,844,544	2,617,453

Total liabilities		6,584,411	6,381,926

Total equity and liabilities		31,083,952	30,604,502

Net current assets		2,285,330	1,576,567

Total assets less current liabilities		28,239,408	27,987,049

The accompanying notes on page 27 to 50 form an integral part of this condensed consolidated interim financial information.

Xu Xiaoming	Shen Yi
Director	Director

INTERIM REPORT 2011      28

CONDENSED CONSOLIDATED INTERIM COMPREHENSIVE INCOME STATEMENT

For the six months ended 30 June 2011

		For the six months ended 30 June
		2011	2010
	Note	RMB’000	RMB’000
		(Unaudited)	(Unaudited)
			(Note 20)

Revenues from railroad businesses
Passenger		3,907,597	3,524,139
Freight		642,805	614,648
Railway network usage and services and others		1,932,422	1,765,201

Revenues from other businesses		451,297	405,557

Total revenues	6	6,934,121	6,309,545

Operating expenses
Railroad businesses		(5,212,699)	(5,058,648)
Other businesses		(430,297)	(364,186)

Total operating expenses		(5,642,996)	(5,422,834)

Other income, net		6,579	22,593

Profit from operations		1,297,704	909,304

Finance costs		(95,288)	(91,229)
Share of post-tax profits of associates		1,214	1,211

Profit before income tax		1,203,630	819,286

Income tax expense	14	(289,147)	(198,362)

Profit for the period		914,483	620,924

Other comprehensive income		—	—

Total comprehensive income for the period, net of tax		914,483	620,924

Profit attributable to:
Equity holders of the Company		915,252	621,784
Non-controlling interest		(769)	(860)

		914,483	620,924

Total comprehensive income attributable to:
Equity holders of the Company		915,252	621,784
Non-controlling interest		(769)	(860)

		914,483	620,924

Earnings per share for profit attributable to the equity holders of the Company during the period
— Basic and diluted	15	RMB0.129	RMB0.088

Dividends	16	—	—

The accompanying notes on page 27 to 50 form an integral part of this condensed consolidated interim financial information.

29        GUANGSHEN RAILWAY COMPANY LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2011

		Unaudited
			Attributable to equity holders of the Company
		Share capital	Share Premium	Surplus reserves	Retained earnings	Subtotal	Non- controlling interest	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2011		7,083,537	11,564,581	2,087,957	3,431,942	24,168,017	54,559	24,222,576

Total comprehensive income for the period		—	—	—	915,252	915,252	(769)	914,483
Dividends relating to 2010	16	—	—	—	(637,518)	(637,518)	—	(637,518)

Balances at 30 June 2011		7,083,537	11,564,581	2,087,957	3,709,676	24,445,751	53,790	24,499,541

Balance at 1 January 2010		7,083,537	11,564,581	1,932,131	2,668,389	23,248,638	55,717	23,304,355

Total comprehensive income for the period		—	—	—	621,784	621,784	(860)	620,924
Dividends relating to 2009	16	—	—	—	(566,683)	(566,683)	—	(566,683)

Balances at 30 June 2010		7,083,537	11,564,581	1,932,131	2,723,490	23,303,739	54,857	23,358,596

The accompanying notes on page 27 to 50 form an integral part of this condensed consolidated interim financial information.

INTERIM REPORT 2011      30

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

For the six months ended 30 June 2011

	For the six months ended 30 June
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Net cash from operating activities	1,864,001	1,679,372

Net cash used in investing activities	(1,212,382)	(836,841)

Net cash used in financing activities	(377,931)	(7,605)

Net increase in cash and cash equivalents	273,688	834,926
Cash and cash equivalents at beginning of period	2,659,058	1,115,651

Cash and cash equivalents at end of period	2,932,746	1,950,577

The accompanying notes on page 27 to 50 form an integral part of this condensed consolidated interim financial information.

31        GUANGSHEN RAILWAY COMPANY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

For the six months ended 30 June 2011

(All amounts expressed in Renminbi unless otherwise stated)

1.	General Information

Guangshen Railway Company Limited (the “Company”) was established as a joint stock limited company in the People’s Republic of China (the “PRC”) on 6 March 1996. On the same date, the Company assumed the business operations of certain railroad and other related businesses (collectively the “Businesses”) that had been undertaken previously by its predecessor, Guangshen Railway Company (the “Predecessor”) and certain of its subsidiaries; and Guangzhou Railway (Group) Company (the “Guangzhou Railway Group”) and certain of its subsidiaries prior to the formation of the Company.

The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996 (the “Restructuring Agreement”), the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the “State-owned Domestic Shares”) in exchange for the assets and liabilities associated with the operations of the Businesses (the “Restructuring”). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares (“H Shares”) and 24,269,760 American Depositary Shares (“ADSs”, one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the “Group”).

In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of shares in order to finance the acquisition of the business and related assets and liabilities associated with the railway transportation business of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company (“Yangcheng Railway Business”), a wholly owned subsidiary of Guangzhou Railway Group which operates a railway line between the cities of Guangzhou and Pingshi in the Southern region of the PRC.

The principal activities of the Group are the provision of passenger and freight transportation on railroad. The Group also operates certain other businesses, which principally include services offered in railway stations; and sales of food, beverages and merchandises on board the trains and in the railway stations.

The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China. The business license for the Company will expire until 2056.

The English names of all companies listed in the interim financial information are direct translations of their registered names in Chinese.

INTERIM REPORT 2011      32

As of 30 June 2011, the Company had direct or indirect interests in the following subsidiaries which are incorporated/established and are operating in the PRC:

	Date of incorporation/ establishment	Percentage of equity
Name of the entity		interest attributable to the Company		Paid-in capital	Principal activities
		Directly	Indirectly

Dongguan Changsheng Enterprise Company	22 May 1992	51%	—	RMB38,000,000	Warehousing

Shenzhen Fu Yuan Enterprise Development Company (“Fu Yuan”)	1 November 1991	97.3%	2.7%	RMB18,500,000	Hotel management

Shenzhen Pinghu Qun Yi Railway Store Loading and Unloading Company	11 September 1993	55%	—	RMB10,000,000	Cargo loading and unloading, warehousing, freight transportation

Shenzhen Nantie Construction Supervision Company	8 May 1995	67.46%	9.2%	RMB3,000,000	Supervision of construction projects

Shenzhen Railway Property Management Company Limited	13 November 2001	—	100%	RMB3,000,000	Property management

Shenzhen Guangshen Railway Travel Service Ltd.	16 August 1995	75%	25%	RMB2,400,000	Travel agency

Shenzhen Shenhuasheng Storage and Transportation Company Limited	2 January 1985	41.5%	58.5%	RMB2,000,000	Warehousing, freight transport and packaging agency services

Shenzhen Guangshen Railway Economic and Trade Enterprise Company Limited	7 March 2002	—	100%	RMB2,000,000	Catering management

Shenzhen Railway Station Passenger Services Company	18 December 1986	100%	—	RMB1,500,000	Catering services and sales of merchandise

Guangshen Railway Station Dongqun Trade and Commerce Service Company	23 November 1992	100%	—	RMB1,020,000	Sales of merchandises

Guangzhou Tielian Economy Development Company Limited (“Tielian”)	27 December 1994	50.5%	—	RMB1,000,000	Warehousing and freight transport agency services

33        GUANGSHEN RAILWAY COMPANY LIMITED

	Date of incorporation/ establishment	Percentage of equity
Name of the entity		interest attributable to the Company		Paid-in capital	Principal activities
		Directly	Indirectly

Guangzhou Dongqun Advertising Company Limited	6 March 1996	—	100%	RMB500,000	Advertising service

Guangzhou Railway Huangpu Service Company	15 March 1985	100%	—	RMB379,000	Cargo loading and unloading, warehousing, freight transportation

This condensed consolidated interim financial information was approved for issue on 18 August 2011.

This condensed consolidated interim financial information has not been audited.

2.	Basis of preparation

This condensed consolidated interim financial information for the six months ended 30 June 2011 has been prepared in accordance with IAS 34, ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2010, which have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”).

3.	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2010, as described in those annual financial statements.

Exceptional items are disclosed and described separately in the financial information where it is necessary to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

INTERIM REPORT 2011      34

(a)	New and amended standards adopted by the Group

The following new standard and amendment to standard are mandatory for the first time for the financial year beginning 1 January 2011.

•

IAS 24 (Revised), “Related Party Disclosures” is effective for annual period beginning on or after January 2011. It introduces an exemption from all of the disclosure requirements of IAS 24 for transactions among government related entities and the government. Those disclosures are replaced with a requirement to disclose:

•	The name of the government and the nature of their relationship;

•	The nature and amount of any individually significant transactions; and

•	The extent of any collectively-significant transactions qualitatively or quantitatively.

It also clarifies and simplifies the definition of a related party. The Group has adopted the revised IAS 24 since 1 January 2011 and there are no significant changes from the adoption.

•

Amendment to IAS 34 ‘Interim financial reporting’ is effective for annual periods beginning on or after 1 January 2011. It emphasises the existing disclosure principles in IAS 34 and adds further guidance to illustrate how to apply these principles. Greater emphasis has been placed on the disclosure principles for significant events and transactions. Additional requirements cover disclosure of changes to fair value measurement (if significant), and the need to update relevant information from the most recent annual report. The change in accounting policy only results in additional disclosures.

(b)	Standards, amendments and interpretations to existing standards effective in 2011 but not relevant to the Group:

•

Amendment to IAS 32 ‘Classification of rights issues’ is effective for annual periods beginning on or after 1 February 2010. This is not currently applicable to the Group, as it has not made any rights issue.

•

Amendment to IFRIC— Int-14 ‘Prepayments of a minimum funding requirement’ is effective for annual periods beginning on or after 1 January 2011. This is not currently relevant to the Group, as it does not have a minimum funding requirement.

•

IFRIC— Int 19 ‘Extinguishing financial liabilities with equity instruments’ is effective for annual periods beginning on or after 1 July 2010. This is not currently applicable to the Group, as it has no extinguishment of financial liabilities replaced with equity instruments currently.

•

Third improvements to International Financial Reporting Standards (2010) were issued in May 2010 by IASB, except for amendment to IAS 34 ‘Interim financial reporting’ as disclosed in note 3(a) and the clarification to allow the presentation of an analysis of the components of other comprehensive income by item within the notes, and the early adoption of the improved IFRS 1 “First-time Adoption of IFRS” from 1 January 2010, all are not currently relevant to the Group. All improvements are effective in the financial year of 2011.

35        GUANGSHEN RAILWAY COMPANY LIMITED

(c)	The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2011 and have not been early adopted:

•	IFRS 1 (Amendment) ‘Severe hyperinflation and removal of fixed dates for first-time adopters’, effective for annual periods beginning on or after 1 July 2011. Early adoption is permitted.

•	IAS 1 (Amendment) ‘Presentation of financial statements’, effective for annual periods beginning on or after 1 July 2012. Early adoption is permitted.

•

IFRS 9 ‘Financial instruments’ addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted.

•

IFRS 10 ‘Consolidated financial statements’. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC/HK(SIC)-12, ‘Consolidation – special purpose entities’. IAS 27 is renamed ‘Separate financial statements’, and it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted.

•	IFRS 11 ‘Joint arrangements’. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted.

•	IFRS 12 ‘Disclosure of interests in other entities’. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted.

•	IFRS 13 ‘Fair value measurements’. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted.

•	IAS 12 (Amendment) ‘Deferred tax: Recovery of underlying assets’. The amendment is applicable retrospectively to annual periods beginning on or after 1 January 2012 with early adoption permitted.

•	IAS 19 (Amendment) ‘Employee benefits’. The standard is effective for annual periods beginning on or after 1 January 2013. Early adoption is permitted.

•	IFRS 7 (Amendment) ‘Disclosures – Transfers of financial assets’. The amendment is applicable to annual periods beginning on or after 1 July 2011 with early adoption permitted.

The directors of the Company are in the process of making an assessment of the impact of these new/revised standards to the financial statements of the Group.

INTERIM REPORT 2011      36

4.	Financial risk management

(a)	Financial risk factors

•

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

•

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2010.

•	There have been no changes in the risk management department since year end or in any risk management policies.

(b)	Liquidity risk

•	Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

(c)	Fair value estimation

According to amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value, it requires disclosure of fair value measurements by level of following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

As at 30 June 2011 and 31 December 2010, the Group did not have any financial instruments that were measured at fair value.

The fair values of long-term receivable and bonds payable for disclosure purposes are estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5.	Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

37        GUANGSHEN RAILWAY COMPANY LIMITED

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2010.

6.	Segment information

The chief operating decision-makers have been identified as senior executives. Senior executives review the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

Senior executives consider the business from a perspective on revenues and operating results generated from railroad and related business conducted by the Company (“the Company’s Business”). Other segments mainly include provision of on-board catering services, warehousing services, hotel management services and sales of merchandises provided by the subsidiaries of the Group.

Senior executives assess the performance of the operating segments based on a measure of the profit before income tax. Other information provided, except as noted below, to senior executives is measured in a manner consistent with that in the financial statements.

The segment results for the six months ended 30 June 2011 and 30 June 2010 are as follows:

		For the six months ended 30 June
	The Company’s Business		All other segments		Total
	2011	2010	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		(Note 20)				(Note 20)

Total revenue (all from external customers)	6,766,129	6,210,159	167,992	99,386	6,934,121	6,309,545

Segment result	1,195,505	812,279	8,125	7,007	1,203,630	819,286

Finance costs	95,222	91,194	66	35	95,288	91,229
Share of results of associates	1,214	1,211	—	—	1,214	1,211
Depreciation	673,546	675,987	2,301	2,409	675,847	678,396
Amortization of leasehold land payments	7,501	7,501	493	493	7,994	7,994
Amortization of deferred employee costs	1,988	71,777	10	50	1,998	71,827
Provision /(reversal of provision) for doubtful accounts	110	(1,904)	—	—	110	(1,904)

INTERIM REPORT 2011      38

A reconciliation of segment result to profit for the period is provided as follows:

		For the six months ended 30 June
	The Company’s Business		All other segments		Total
	2011	2010	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment result	1,195,505	812,279	8,125	7,007	1,203,630	819,286
Income tax expense	(286,714)	(195,242)	(2,433)	(3,120)	(289,147)	(198,362)

Profit for the period	908,791	617,037	5,692	3,887	914,483	620,924

The Group is domiciled in the PRC. All the Group’s revenues were generated in the PRC, and the total assets are also located in the PRC.

	The Company’s Business		All other segments		Elimination		Total
	As of	As of	As of	As of	As of	As of	As of	As of
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2011	2010	2011	2010	2011	2010	2011	2010
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Total segment assets	31,049,030	30,555,755	248,591	249,132	(213,669)	(200,385)	31,083,952	30,604,502

Total segment assets include:
Investment in associates	121,875	120,661	—	—	—	—	121,875	120,661
Additions to non-current assets (other than financial instruments and deferred tax assets)	283,224	146,629	995	3,224	—	—	284,219	149,853

Total segment liabilities	6,623,408	6,410,992	88,630	94,864	(127,627)	(123,930)	6,584,411	6,381,926

There are approximately RMB5,775,396,000 (2010: RMB5,312,961,000) of the revenues of the Group which were settled through the Ministry of Railway of the PRC (“MOR”). Except that, no revenues derived from a single external customer have exceeded 10% of the total revenues.

39        GUANGSHEN RAILWAY COMPANY LIMITED

7.	Fixed assets and construction-in-progress

	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
		(Note 20)

Opening net book amount as of 1 January	25,218,992	25,698,512
Additions	277,812	125,253
Disposal	(50,215)	(429)
Depreciation	(675,847)	(678,396)

Closing net book amount as of 30 June	24,770,742	25,144,940

As of 30 June 2011, the ownership certificates of certain buildings (“Building Ownership Certificates”) with an aggregate carrying value of approximately RMB903,092,000 (2010: RMB916,538,000) had not been obtained by the Group. After consultation made with the Company’s legal counsel, the directors consider that there is no legal restriction for the Group to apply for and obtain the Building Ownership Certificates and it should not lead to any significant adverse impact on the operations of the Group.

As of 30 June 2011, fixed assets with an aggregate net book value of approximately RMB32,883,000 (2010: RMB27,024,000) had been fully depreciated but still in use.

8.	Trade receivables

	As of	As of
	30 June	31 December
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Trade receivables	353,985	600,070

Including: receivables from related parties	177,130	319,208

Less: Provision for doubtful accounts	(7,361)	(7,251)

	346,624	592,819

INTERIM REPORT 2011      40

The passenger railroad services are usually transacted on a cash basis. The Group does not have formal contractual credit terms agreed with its customers for freight services but the trade receivables are usually settled within a period less than one year. The aging analysis of trade receivables, net of provision for doubtful debts, was as follows:

	As of	As of
	30 June	31 December
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Within 1 year	334,535	566,246
Over 1 year but within 2 years	1,489	6,270
Over 2 years but within 3 years	2,336	6,550
Over 3 years	8,264	13,753

	346,624	592,819

9.	Share capital

As of 30 June 2011 and 31 December 2010, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share:

30 June 2011 and
31 December 2010
RMB’000

Authorised, issued and fully paid:
A Shares subject to sale restrictions
—shares held by the National Council for Social Security Fund of the PRC (Note a)	274,799

Listed shares
—H Shares	1,431,300
—A Shares	5,377,438
6,808,738

7,083,537

Note a:	On 22 September 2009, Guangzhou Railway Group transferred 274,798,700 A shares held by it to the National Council for Social Security Fund in the PRC (“SSF”) according to regulations issued by the relevant PRC authorities. Upon this transfer, SSF has voluntarily agreed to extend the transfer restriction period associated with these shares for another three years. Thus, the shares that are still subject to sale and transfer restriction were 274,798,700 as of 30 June 2011.

There has been no movement of the authorised, issued and fully paid share capital during the period.

41        GUANGSHEN RAILWAY COMPANY LIMITED

10.	Bonds payable

	At 1 January			At 30 June
	2011	Addition	Amortisation	2011
	RMB’000	RMB’000	RMB’000	RMB’000
	(Audited)			(Unaudited)

09 Guangshen Tie MTN1	3,471,994	—	3,287	3,475,281

The Company issued 3,500,000,000 bonds of medium terms at a nominal value of RMB3,500,000,000 on 17 December 2009. The bonds will reach maturity five years from the issue date at their nominal value of RMB3,500,000,000 and bear an annual interest rate with 4.79%.

On the issue dates, the bonds are recognised based on the residual amounts of the principals after deduction of issuance costs of approximately RMB34,524,000. The bonds are subsequently carried at amortised cost using an average effective interest rate of 5.018%.

The fair value of bonds payable approximates to their carrying amount.

11.	Employee benefits obligations

	As of	As of
	30 June	31 December
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Retirement benefits obligations	240,514	269,180
Less: current portion included in accruals and other payables	(72,936)	(71,794)

	167,578	197,386

	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

At 1 January	269,180	231,939
Interest unwound	6,033	2,087
Payment	(34,699)	(35,816)

At 30 June	240,514	198,210

INTERIM REPORT 2011      42

Pursuant to a redundancy plan implemented by the Group in 2006, selected employees who had met certain specified criteria and accepted voluntary redundancy were provided with an offer of early retirement benefits, up to their official age of retirement. Such arrangements required specific approval granted by management of the Group.

With the acquisition of the Yangcheng Railway Business in 2007, the Group has also assumed certain retirement and termination benefits obligations associated with the operations of Yangcheng Railway Business. The amount mainly includes the redundancy termination benefits similar to those mentioned above, as well as the obligation for funding post-retirement medical insurance premiums of retired employees before the acquisition.

These obligations have been provided for by the Group at amounts equal to the total expected benefit payments. Where the obligation does not fall due within twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management’s current market assessment of the time value of money and risk specific to the obligation (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

12.	Trade payables

The aging analysis of trade payables was as follows:

	As of	As of
	30 June	31 December
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Within 1 year	1,026,381	1,164,732
Over 1 year but within 2 years	24,989	8,343
Over 2 years but within 3 years	4,316	554
Over 3 years	1,569	1,015

	1,057,255	1,174,644

13.	Operating profit

The following items of unusual nature, size or incidence have been charged to the operating profit during the period:

	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Loss on disposal of fixed assets	39,723	268

43        GUANGSHEN RAILWAY COMPANY LIMITED

14.	Income tax expense

Before 2008, enterprises established in the Shenzhen Special Economic Zone of the PRC were subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen were subject to income tax rate of 15%, while those subsidiaries located outside Shenzhen were subject to income tax rate of 33%.

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”), which became effective on 1 January 2008. Under the new CIT Law, the enterprise income tax rate was changed from 33% to 25% from 1 January 2008 onwards. While the enterprise income tax rate applicable to the Company and the subsidiaries located in Shenzhen would increase gradually to 25% within 5 years from 2008 to 2012. In 2011, the applicable income tax rate is 24% (2010: 22%).

An analysis of the current period taxation charges is as follows:

	Six months ended 30 June
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Current income tax	284,204	193,548
Deferred income tax	4,943	4,814

	289,147	198,362

15.	Earnings per share

The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2011 attributable to shareholders of RMB 915,252,000 (2010: RMB621,784,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2010: 7,083,537,000 shares). There were no dilutive potential ordinary shares as of period end and therefore the diluted earnings per share amount is the same as the basic.

16.	Appropriations to reserves and proposed dividends

No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2011.

In April 2011, the Board of Directors declared a dividend of RMB0.09 per share in respect of the year ended 31 December 2010, totalling RMB637,518,330 (2010: RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 2 June 2011.

There was no interim dividend for the six months ended 30 June 2011 (2010: same) proposed by the board of directors on 18 August 2011.

INTERIM REPORT 2011      44

17.	Commitments

(a)	Operating lease commitments

In connection with the acquisition of Yangcheng Railway Business, the Company signed an agreement on 15 November 2004 with Guangzhou Railway Group for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway Business are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Group. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. For the six months ended 30 June 2011, the related lease rental paid and payable was RMB26,800,000 (2010: RMB26,200,000).

(b)	Capital commitments

As of 30 June 2011, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

	As of	As of
	30 June	31 December
	2011	2010
	RMB’000	RMB’000
	(Unaudited)	(Audited)

Authorised but not contracted for	1,520,100	1,744,503

Contracted but not provided for	192,708	99,313

A substantial amount of these commitments is related to the reform of stations or facilities relating to the existing railway line of the Company. The related financing would be from self generated operating cash flow and bank facilities.

18.	Transactions with MOR

MOR is the controlling entity of the Company’s substantial shareholder (i.e. Guangzhou Railway Group). In addition, it is the government authority which governs and monitors the railway business centrally within the PRC. The Company works in cooperation with the MOR and other railway companies owned and controlled by the MOR for the operation of certain long distance passenger train and freight transportation businesses within the PRC. The revenues generated from these long-distance passenger and freight transportation businesses are collected and settled by the MOR according to its settlement systems. The charges for the use of the rail lines and services provided by other railway companies are also instructed by the MOR and settled by the MOR based on its systems.

45        GUANGSHEN RAILWAY COMPANY LIMITED

(a)	Save as disclosed in other notes to the financial information, during the period, the Group had the following material transactions undertaken with MOR:

	Six months ended 30 June
	2011 RMB’000 (Unaudited)	2010 RMB’000 (Unaudited)

Recurring Transactions:
Income
Revenue collected from the MOR
— Passenger transportation	3,774,879	3,382,822
— Freight transportation	377,897	375,808
— Railway network usage and services	1,530,717	1,554,331
— Provision of repairing services for cargo trucks of the MOR	91,902	—

Charges and payments
Services charges allocated from the MOR for equipment lease and services	1,340,101	1,232,193
Operating lease rentals paid/payable to the MOR	94,321	85,559

The service charges are determined based on a pricing scheme set by the MOR or by reference to current market prices with guidance provided by the MOR.

(b)	As of 30 June 2011, the Group had the following material balances maintained with MOR:

	As of 30 June 2011 RMB’000 (Unaudited)	As of 31 December 2010 RMB’000 (Audited)
Due from MOR
—Trade receivables	11,670	24,805

Due to MOR
—Trade payables	216,857	166,271

19.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

INTERIM REPORT 2011      46

(a)	For the six months ended 30 June 2011, the Group had the following material transactions undertaken with related parties:

	Six months ended 30 June
	2011 RMB’000 (Unaudited)	2010 RMB’000 (Unaudited)

Provide Services:
Revenue collected by MOR for services provided to Guangzhou Railway Group and its subsidiaries (i) (Note 18)	551,369	556,815
Provision of repairing services for cargo trucks of Guangzhou Railway Group and its subsidiaries (ii)	—	81,011
Provision of train transportation services to Guangzhou Railway Group and its subsidiaries (iii)	217,268	114,460

Receive Services:
Cost settled by MOR for services provided by Guangzhou Railway Group and its subsidiaries (i) (Note 18)	731,197	651,330
Provision of train transportation services provided by Guangzhou Railway Group and its subsidiaries (iii)	354,656	250,530
Social services (employee housing and public security services and other ancillary services) provided by GEDC and Yangcheng Railway (iv)	53,250	64,330
Provision of construction services of Guangzhou Railway Group and its subsidiaries (ii)	21,962	52,000
Provision of repair and maintenance services by Guangzhou Railway Group and its subsidiaries (iii)	49,851	71,758

Purchases
Purchase of materials and supplies from Guangzhou Railway Group and its subsidiaries (vi)	326,922	200,430

Sales
Sales of materials and supplies to Guangzhou Railway Group and its subsidiaries (v)	2,634	—

Others:
Operating lease rental paid to Guangzhou Railway Group for the leasing of land use rights (Note 17(a))	26,800	26,200

(i)	Such revenues/charges are determined by the MOR based on its standard charges applied on a nationwide basis.
(ii)	The service charges are determined based on negotiation between the contracting parties by reference to full cost principle with guidance provided by the MOR.

47        GUANGSHEN RAILWAY COMPANY LIMITED

(iii)	The service charges are determined based on a pricing scheme set by the MOR or based on negotiation between the contracting parties with reference to full cost principle.
(iv)	The service charges are levied based on contract prices determined based on cost plus a profit margin and explicitly agreed between both contract parties.
(v)	The service charges are determined based on negotiation between the contracting parties with reference to full cost principle.
(vi)	The prices are determined based on mutual negotiation between the contracting parties with reference to cost plus a management fee.

(b)	Compensation paid and payable to directors and supervisors of the Group amounted to RMB1,662,401 for the six months ended 30 June 2011 (2010: RMB1,712,326).

(c)	As of 30 June 2011, the Group had the following material balances maintained with related parties:

	As of 30 June 2011 RMB’000 (Unaudited)	As of 31 December 2010 RMB’000 (Audited)

Due from Guangzhou Railway Group	68,668	299,400

— Trade receivables (i)	63,917	292,504
— Prepayments and other receivables	4,751	6,896

Due to Guangzhou Railway Group	99,362	18,408

— Trade payables (i)	91,682	9,694
— Other payables (iii)	7,680	8,714

Due from subsidiaries of Guangzhou Railway Group	169,080	33,629

— Trade receivables	113,213	26,682
Less: impairment provision	(19)	(19)
— Prepayments and other receivables	55,886	6,966

Due to subsidiaries of Guangzhou Railway Group	154,126	158,522

— Trade payables (ii)	126,240	135,999
— Other payables (iii)	27,886	22,523

Due from an associate	1,559	1,451

— Trade receivables	—	22
— Prepayments and other receivables	13,871	13,741
Less: impairment provision (v)	(12,312)	(12,312)

INTERIM REPORT 2011      48

	As of 30 June 2011 RMB’000 (Unaudited)	As of 31 December 2010 RMB’000 (Audited)

Due to an associate	6,040	6,991

— Trade payables	—	—
— Other payables (iv)	6,040	6,991

Dividends payable	236,651	—

— Guangzhou Railway Group	236,651	—

Payables for fixed assets and construction-in-progress	54,136	96,328

— Guangzhou Railway Group and its subsidiaries	42,318	77,423
— An associate	11,818	18,905

(i)	The trade balances due from/to Guangzhou Railway Group, subsidiaries of Guangzhou Railway Group mainly represented service fees and charges payable and receivable balances arising from the provision of passenger transportation and cargo forwarding businesses jointly with these related parties within the PRC as described in 19(a)(i).
(ii)	The trade balances due to subsidiaries of Guangzhou Railway Group mainly represent payables arising from unsettled fees for purchase of materials and provision of other services according to various service agreements entered into between the Group and the related parties (see Note 19(a) above).
(iii)	The non-trade balances due to subsidiaries of Guangzhou Railway Group mainly represent the deposits of related parties.
(iv)	The non-trade balance due to an associate mainly represents the payable balance arising from unsettled balance for the construction project services undertaken by an associate.
(v)	Full impairment loss provision set up against a receivable balance due from Zengcheng Lihua, which was brought forward from prior years.

As of 30 June 2011, all the balances maintained with related parties are unsecured, non-interest bearing and are repayable on demand.

49        GUANGSHEN RAILWAY COMPANY LIMITED

20.	Comparative figures

As the Group changed its accounting policy for government grant related to fixed assets in 2010, and the change has been accounted for retrospectively, the effect of the change is tabulated below:

As at 30 June
2010
RMB’000

Increase in fixed assets	96,768
Increase in deferred government grants	96,768

For the six
months ended
30 June 2010
RMB’000

Increase in operating expenses	1,713
Increase in other income, net	1,713

Other than the above stated, the aforementioned accounting policy changes do not have any impact on other notes to the financial statements.

21.	Subsequent events

There is no material events taken place subsequent to 30 June 2011.

INTERIM REPORT 2011      50

Documents for review include:

I.	Interim Report signed by the legal representative;

II.	Financial Statements signed by Chairman of the Board of Directors, general Manager and Chief Accountant;

III.	All the original of files or announcements disclosed in Securities Times, China Securities Journal, Shanghai Securities News and Security Daily in the Reporting period;

IV.	Interim report announced at the Hong Kong securities market.

The documents are placed at Secretariat of the Company.

On behalf of the Board of Directors
Xu Xiaoming
Chairman of the Board of Directors

Shenzhen, China, 18 August 2011

51        GUANGSHEN RAILWAY COMPANY LIMITED